SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 9, 2009

Commission File Number: 333-11014

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i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

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Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T.
Hong Kong
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: /s/ William Kwan
Name: William Kwan
Title: Chief Financial Officer

Dated: January 9, 2009

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

PROFIT WARNING

This announcement is made by i-CABLE Communications Limited (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company (the "Board") wish to inform Shareholders and potential investors that based on preliminary assessment of the unaudited management accounts of the Company and its subsidiaries (the "Group"), and information currently available to the Company, it is expected that the Group may report a loss for the year ended 31 December 2008, as compared with a profit after tax of HK$183 million for the year ended 31 December 2007.

In August 2008, the Group reported a 78% decline in profit after tax to HK$26 million for the six months ended 30 June 2008. Deteriorating economic conditions and intense competition since then continued to make a negative impact on the Group's business, resulting in further revenue and margin erosion. In addition, the Group expects to make a special provision for set-top-boxes to be replaced in 2009 upon the launch of the next generation transmission encryption system and to book losses from film investments.

Nevertheless, the Board believes that the financial position of the Group remains solid and that the Group is well-positioned to weather the current difficult environment, as well as to capitalize on any potential business opportunities.

The information contained in this announcement is only based on the preliminary assessment by the Company in accordance with the unaudited management accounts of the Group for the 11 months ended 30 November 2008 which have not been audited as at the date hereof. Details of the Group's performance will be disclosed in the results announcement of the Company for the year ended 31 December 2008 which is expected to be released in March 2009.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Directors

i-CABLE COMMUNICATIONS LIMITED

Wilson W. S. Chan

Company Secretary

Hong Kong, 9 January 2009

As at the date of this announcement, the Board comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with three independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.